Legacy Reserves LP

303 W. Wall Street, Suite 1800

Midland, Texas 79701

December 3, 2013

Via EDGAR
Brad Skinner
Senior Assistant Chief Accountant
United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Legacy Reserves LP (the “Partnership”)
Form 10-K for Fiscal Year Ended
December 31, 2012
Filed February 27, 2013
Form 8-K filed August 6, 2013
Supplemental response dated September 16, 2013
Teleconference held November 27, 2013
File No. 001-33249

Dear Mr. Skinner:

Based on conversations with the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission regarding our responses to the comment letter dated October 31, 2013 and after careful consideration, we are providing the Staff further revised proposed disclosure regarding Distributable Cash Flow, Adjusted EBITDA and Estimated maintenance capital expenditures.  In future filings, we propose to include the following:

We propose to include the following disclosure regarding Adjusted EBITDA and Distributable Cash Flow in each future Exhibit 99.1 for our periodic earnings release to more clearly disclose the extent to which Distributable Cash Flow is considered by management and the board of directors of the general partner of the Partnership in determining actual cash distributions (defined as Available Cash under our partnership agreement) and to help investors better understand the relationship between Available Cash and Distributable Cash Flow:

“Adjusted EBITDA and Distributable Cash Flow are presented as management believes they provide additional information concerning the performance of our business and are used by investors and financial analysts to analyze and compare our current operating and financial performance relative to past performance and such performances relative to that of other publicly traded partnerships in the industry. Adjusted EBITDA and Distributable Cash Flow may not be comparable to similarly titled measures of other publicly traded limited partnerships or limited liability companies because all companies may not calculate such measures in the same manner.

Mr. Brad Skinner

December 3, 2013

Distributable Cash Flow is one of the factors used by the board of directors of our general partner (the “Board”) to help determine the amount of Available Cash as defined in our partnership agreement, which is the amount to be distributed to unitholders for such period.  Under our partnership agreement, Available Cash is defined generally to mean, cash on hand at the end of each quarter, plus working capital borrowings made after the end of the quarter, less cash reserves determined by our general partner.  The Board determines whether to increase, maintain or decrease the current level of distributions in accordance with the provisions of our partnership agreement based on a variety of factors including without limitation Distributable Cash Flow, cash reserves established in prior periods, reserves established for future periods, borrowing capacity for working capital, temporary, one-time or uncharacteristic historical results, and forecasts of future period results including the impact of pending acquisitions.  Management and the Board consider the long-term view of expected results in determining the amount of its distributions.  Certain factors impacting Adjusted EBITDA and Distributable Cash Flow may be viewed as temporary, one-time in nature, or being offset by reserves from past performance or near-term future performance.  Financial results are also driven by various factors that do not typically occur evenly throughout the year that are difficult to predict, including rig availability, weather, well performance, the timing of drilling and completions and near-term commodity price changes.  Consistent with practices common to publicly traded partnerships, the Board historically has not varied the distribution it declares based on such timing effects.”

We will also provide additional tabular disclosure containing the total distributions and distribution coverage ratio for each of the periods presented in addition to Distributable Cash Flow under the subheading “Non-GAAP Financial Measures.”  The following table provides an example of this proposed disclosure as it would have appeared for the quarter ended September 30, 2013:

Mr. Brad Skinner

December 3, 2013

	Three Months Ended				Nine Months Ended
	September 30,		June 30,		September 30,
	2013		2013		2013		2012
	(dollars in thousands)
Net income (loss)	$(3,422)		$21,754		$11,627		$66,765
Plus:
Interest expense	14,206		11,206		36,104		14,256
Income tax expense	29		368		608		878
Depletion, depreciation, amortization and accretion	37,717		39,113		118,482		73,042
Impairment of long-lived assets	835		20,774		23,352		22,556
(Gain) loss on disposal of assets	758		(46)		493		(3,064)
Equity in income of equity method investees	(172)		(140)		(357)		(87)
Unit-based compensation expense	1,285		1,344		3,614		3,670
Minimum payments earned in excess of overriding royalty interest (1)	316		10		726		—
EBITDA applicable to equity method investee (2)	219		226		445		—
Net (gains) losses on commodity derivatives	30,424		(25,330)		18,098		(34,084)
Net cash settlements received (paid) on commodity derivatives	(5,952)		(1,350)		(4,665)		2,019
Adjusted EBITDA	$76,243		$67,929		$208,527		$145,951

Less:
Cash interest expense	14,058		11,866		37,253		14,396
Cash settlements of LTIP unit awards	315		287		1,460		3,371
Estimated maintenance capital expenditures (3)	17,800		17,000		51,800
Total development capital expenditures					—		48,457
Distributable Cash Flow (3)	$44,070		$38,776		$118,014		$79,727
Distributions Attributable to Each Period (4)	$33,645		$33,359		$100,023		$80,666
Distribution Coverage Ratio (3)(5)	1.31	x	1.16	x	1.18	x	0.99	x

(1) Minimum payments earned in excess of overriding royalties earned under a contractual agreement expiring December 31, 2019. The remaining amount of the minimum payments are recognized in net income.

(2) EBITDA applicable to equity method investee is defined as the equity method investee's net income plus interest expense and depreciation.

Regarding the line item “Estimated maintenance capital expenditures,” we will include the following clarifying footnote:

“(3) Beginning in the first quarter of 2013, Legacy began deducting estimated maintenance capital expenditures instead of total development capital expenditures in the computation and presentation of Distributable Cash Flow, which results in the measure of Distributable Cash Flow, and therefore also the Distribution Coverage Ratio, not being comparable to any periods prior to 2013.  Estimated maintenance capital expenditures is intended to represent the amount of capital required to fully offset declines in production, but does not target specific levels of proved reserves to be achieved.  Estimated maintenance capital expenditures do not include the cost of new oil and gas reserve acquisitions, but rather the conversion costs associated with converting proved non-producing, proved undeveloped and unproved reserves to producing and costs associated with development drilling, re-completion, workover and other procedures to improve production rates or increase reserves, both from operated and non-operated properties.  Estimated maintenance capital expenditures is based on management’s judgment of various factors including the long-term (generally 5-10 years) decline rate of our current production and the projected productivity of our total development capital expenditures.  Actual production decline rates and capital efficiency may materially differ from our projections and such estimated maintenance capital expenditures may not maintain our production.  Further, because estimated maintenance capital expenditures is not intended to target specific levels of reserves, if

Mr. Brad Skinner

December 3, 2013

we do not acquire new proved or unproved reserves, our total reserves will decrease over time and we would be unable to sustain production at current levels, which could adversely affect our ability to pay a distribution at the current level or at all.”

We will include the following footnote as a reference to the line item “Distributions Attributable to Each Period”:

“(4) Represents the aggregate cash distributions declared for the respective period and paid by Legacy within 45 days after the end of each quarter within such period.”

Additionally, we propose that this table also include the following footnote as a reference to the line item “Distribution Coverage Ratio”:

“(5) We refer to the ratio of Distributable Cash Flow over Distributions Attributable to Each Period (“Available Cash” per our partnership agreement) as “Distribution Coverage Ratio.”  If the Distribution Coverage Ratio is equal to or greater than 1.0x, then our cash flows are sufficient to cover our quarterly distribution with respect to such period.  If the Distribution Coverage Ratio is less than 1.0x, then our cash flows with respect to such period were not sufficient to cover our quarterly distributions and we must borrow funds or use cash reserves established in a prior period to cover our quarterly distributions.  The Board uses its discretion in determining if such shortfalls are temporary or if distributions should be adjusted downward.”

*******

Legacy acknowledges the following:

•                        Legacy is responsible for the adequacy and accuracy of the disclosure in the filing;

•                        Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                        Legacy may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions you have with respect to the foregoing to the undersigned at 432-689-5200 or George J. Vlahakos at 713-220-4351.

Sincerely,

/s/ James Daniel Westcott
James Daniel Westcott
Chief Financial Officer